EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and six months ended June 30, 2021.

“We had a strong quarter, as we delivered solid financial results and executed on a number of key strategic initiatives including securing a 25-year contract-for-difference to support almost 1.5 gigawatts of offshore wind, initiated one of the largest onshore wind repowerings in the world, and entered a strategic collaboration with the world's largest corporate buyer of renewable power,” said Connor Teskey, CEO of Brookfield Renewable. “This broad range of transactions and agreements highlight the unique strengths of our business. We continue to see attractive large-scale opportunities leveraging our strengths to participate in the accelerating build out of renewables and the transition of existing generation to cleaner forms of electricity production.”

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended June 30		For the six months ended June 30
Unaudited	2021	2020	2021	2020
Total generation (GWh)
– Long-term average generation	16,092	15,527	30,191	29,678
– Actual generation	14,683	13,264	28,511	27,528
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	8,356	7,309	15,958	14,026
– Actual generation	7,013	6,552	14,388	13,716
Net loss attributable to Unitholders	$(63)	$(42)	$(196)	$(22)
Per LP unit(1)	(0.13)	(0.11)	(0.37)	(0.10)
Funds From Operations (FFO)(2)	268	232	510	449
Per Unit(2)(3)	0.42	0.40	0.79	0.77
Normalized Funds From Operations (FFO)(2)(4)	340	251	597	443
Per Unit(2)(3)(4)	0.53	0.43	0.92	0.76

(1)	For the three and six months ended June 30, 2021, average LP units totaled 274.9 million and 274.9 million, respectively (2020: 268.5 million and 268.5 million, respectively).
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding for the three and six months ended June 30, 2021 were 645.6 million and 645.5 million, respectively (2020: 583.8 million and 583.7 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding at June 30, 2021 were 645.6 million (2020: 467.0 million).
(4)	Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates. For the three and six months ended June 30, 2021, the change related to long-term average generation totaled $85 million and $97 million, respectively (2020: $19 million and $(6) million, respectively) and the change related to foreign currency totaled $(13) million and $(10) million, respectively.

Brookfield Renewable reported FFO of $268 million or $0.42 per Unit for the three months ended June 30, 2021, a 5% increase from prior year, and $340 million or $0.53 per Unit on a normalized basis, a 23% increase from the prior year. After deducting depreciation and one-time non-cash charges, our Net loss attributable to Unitholders for the three months ended June 30, 2021 was $63 million or $0.13 per LP unit.

Highlights

  Generated FFO of $268 million, or $0.42 per unit, a 23% increase on a normalized per unit basis over the same period in the prior year as our assets continue to perform well with high levels of asset availability, and we benefit from growth from new acquisitions and development assets coming online;

  We signed 28 agreements for approximately 800 GWh of renewable generation with corporate off-takers across all major industries. Our momentum with corporate contracting continues to grow and demonstrates our leadership in a rapidly growing industry trend;

  Progressed approximately 7,500 megawatts of development projects through construction and advanced stage permitting. We also added approximately 4,000 megawatts to our global development pipeline, which is now approximately 31,000 megawatts;

  Invested or agreed to invest approximately $1.9 billion (approximately $500 million net to Brookfield Renewable) of equity across a range of transactions year-to-date;

  Our balance sheet remains robust with almost $3.3 billion of available liquidity and no meaningful near-term maturities; and

  Raised approximately $1.3 billion (over $650 million net to Brookfield Renewable) from asset recycling and strategic upfinancing activities this year.

Update on Growth Initiatives

As more capital continues to flow into renewable energy and decarbonization solutions, our approach to growth will continue to favor opportunities that allow us to utilize our strengths – investing for value and leveraging our operating capabilities to drive cashflow growth. We recently executed several agreements and transactions that highlight this approach.

In June, we commenced the repowering of the fully contracted 845-megawatt Shepherds Flat wind project, which we acquired earlier this year. Shepherds Flat, located in the United States, is one of the largest repowering projects in the world. We will replace the turbine hardware with longer rotors and more efficient equipment while maintaining the rest of the infrastructure. This is expected to increase production by approximately 25%, generating 400 gigawatt hours of additional clean energy annually, while meaningfully extending the asset’s useful life. Furthermore, given that it costs only a fraction of a comparable greenfield project and the enhanced generation can support a more robust capital structure, the repowering requires no additional equity investment from us, generating attractive mid-to-high teens returns on this investment.

This repowering is an example of how we capitalize on our competitive advantages in the current market environment. By the time we complete the repowering by the end of 2022, it is expected that 320 turbines will have been retrofitted with almost 130 meter rotors and other technologically advanced equipment, as we continue to deliver power and receive revenues under the power purchase agreement. Doing so requires the combination of our operating capabilities as well as our position as one of the leading renewable power platforms in the world. We are leveraging our existing relationships with equipment suppliers, financing partners, and power offtakes to largely de-risk this project.

With an estimated 200 gigawatts of global wind capacity reaching 15 years of age within the next five years, the global market for repowerings is large – Shepherds Flat is by no means the only opportunity – and is only one segment where we continue to grow our business at attractive returns. Given our global reach and operating capabilities, we expect to capitalize on scale opportunities to repower other facilities, both across our existing portfolio as well as those we acquire, to deliver attractive returns for our investors.

This quarter, we signed a strategic collaboration agreement with Amazon to develop new renewable energy projects supported by power purchase agreements and to work together on additional green energy opportunities in the future. This agreement, with the world’s largest corporate buyer of renewable power, will leverage our deep operating capabilities and local teams in North America, Europe, Brazil, and Asia to support the construction of projects from our 31,000 megawatt global development pipeline. We are excited to collaborate with Amazon and support them in achieving their climate goals and the transition of global electricity grids to greener energy.

We also agreed with Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers, comprising energy efficient retrofits and upgrades of building energy infrastructure along with captive distributed solar, energy storage and other power generation across North America. The agreement leverages our leading U.S. distributed generation business and Trane’s leading energy efficiency and technical, engineering, construction and project development experience to jointly develop and implement new customer opportunities. The innovative decarbonization solutions provided will help customers meet sustainability targets while reducing operating costs through upgrading critical energy infrastructure and installing onsite renewable energy.

At our Polish renewable business, we made significant progress on our development activities. We secured a 25-year contract to support the buildout of almost 1.5 gigawatts of offshore projects at a very attractive price, escalating with inflation, with no basis or curtailment risk. As we have stated previously, we believe these are the most attractive contract structures available in the global offshore sector. We are now focused on executing construction activities, with the goal of delivering the facilities starting in 2025. In addition, we are on track to deliver our 200-megawatt under construction onshore wind portfolio by next year and are advancing opportunities to grow our onshore wind and solar footprint in the country. To fund these growth activities, shareholders have agreed to the capital increase required over the next two years, providing the framework for us to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) and increase our stake in the business to almost 40%.

In Brazil, our construction activities continue to progress on budget and schedule across our almost 2-gigawatt portfolio of under construction solar projects. Recently, we completed construction activities at our approximately 300-megawatt project ahead of schedule and under budget. Our global procurement platform and construction capabilities have positioned us well and we are on track to deliver an additional approximately 900 megawatts of fully contracted projects in 2022.

Alongside Apple’s China Renewable Energy Fund, which was raised by Apple and its suppliers to advance their collective transition to net zero in the country, we agreed to acquire a 55% stake in a 213-megawatt high quality, contracted portfolio of wind assets in China for ~$60 million ($15 million net to Brookfield Renewable). This transaction continues to expand and diversify our platform in China, providing a path to continue to prudently grow our capacity in the country. The acquisition is expected to close in the third quarter.

In India, we agreed to invest $130 million ($35 million net to Brookfield Renewable), totaling 900 megawatts of capacity across two transactions. The first is with a local solar developer from whom we acquired assets in 2019. We will acquire a 450-megawatt fully contracted ready-to-build solar project. The opportunity is a part of a 1.7-gigawatt pipeline that we are developing in a joint venture with them, where they undertake development activities, and we have the option to acquire the projects once they are fully permitted and ready to begin construction. The second is with a large Indian solar developer that was one of the underlying borrowers in a portfolio of loans we acquired in late 2020. The investment gives us the right to acquire a 450-megawatt fully contracted solar project one year following commissioning once the project has been substantially de-risked.

Brookfield Renewable Corporation (BEPC)

It has been 12 months since we spun out our corporate entity, Brookfield Renewable Corporation (BEPC). In that time, it has achieved many of the goals we set at launch including welcoming almost 250 new institutional investors and the addition to many indices including the Russell 1000, the MSCI Canada and the S&P Global Clean Energy Index. We were able to offer BEPC shares as consideration in the privatization of TerraForm Power and expanded the public float since launch by approximately 300%. We are pleased with the positive market reception. Looking forward, we expect that BEPC will continue to offer investors an additional way to access our globally leading portfolio of renewable and decarbonization assets, broadening our investor base and enhancing the liquidity of our securities.

Results from Operations

During the second quarter, we generated FFO of $268 million, or $0.42 per unit, as our business benefited from recent acquisitions, strong asset availability, and margin enhancing initiatives. On a normalized basis, our per unit results were up 23% year-over-year.

During the quarter, our hydroelectric segment delivered FFO of $154 million. Despite generation for the quarter coming in below the long-term average, the portfolio continues to exhibit strong cash flow resiliency given the increasingly diversified asset base and contract profile. As we have reiterated previously, resource cyclicality is expected but does not impact how we manage the business. Our focus remains on mitigating exposure to any single resource, market, or counterparty by continuously diversifying and contracting the business while prudently managing the assets. Securing contracts that value the uniqueness of our fleet as a generator of dispatchable clean electricity and ancillary services further bolsters our portfolio against inevitable variability.

Brazil has been impacted by a drier than normal rainy season, particularly in the Southeastern region of the country, and reservoirs are well below long-term average. As a result, spot prices have increased significantly, as the grid operator has been forced to dispatch higher priced thermal generation, and there is modest risk of energy rationing. Our portfolio is well positioned in this environment. We have little to no risk of being short of our power delivery obligations for the rest of this year and 2022, and we could potentially realize very strong pricing on contracts we sign for next year.

Our wind and solar segments generated a combined $178 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. Further, to take advantage of the strong pricing environment in Brazil, we executed on a regulatory mechanism to uncontract our generation for 2022 from our approximately 300-megawatt solar project. Concurrently, we executed on new contracts for this generation in the free market at double the power purchase agreement price, generating an additional R$135 million (US$27 million) of revenue from the project.

Our energy transition segment generated $44 million of FFO during the quarter as our portfolio continues to grow while we assist commercial and industrial partners achieve their decarbonization goals and provide critical grid-stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.

Balance Sheet and Liquidity

Our financial position continues to be strong. We have approximately $3.3 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable. Recently, Fitch initiated coverage of our business, assigning a BBB+ rating, which is consistent with our existing rating from S&P.

During the quarter, we continued to take advantage of the low interest rate environment and executed on approximately $1.5 billion of investment grade financings and upfinancings across the business. We also continued to execute on several initiatives to further bolster our liquidity and support growth. Recently, we raised over $850 million (approximately $410 million net to Brookfield Renewable) of equity proceeds from capital recycling initiatives. Looking forward, we expect to continue to generate meaningful proceeds from strategic upfinancing and capital recycling initiatives, so we are not reliant on capital markets to fund the growth of our business.

Distribution Declaration

The next quarterly distribution in the amount of $0.30375 per LP unit, is payable on September 29, 2021 to unitholders of record as at the close of business on August 31, 2021. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.30375 per share, also payable on September 29, 2021 to shareholders of record as at the close of business on August 31, 2021. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 20,000 megawatts of installed capacity and an approximately 31,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $625 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President - Communications	Senior Vice President - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2021 Second Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 5, 2021 at 11:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/i5rvi5om or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 10:50 a.m. Eastern Time. When prompted, enter the conference ID, 7282435. A recording of the teleconference can be accessed through August 12, 2021 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 7282435.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED	June 30		December 31
(MILLIONS)	2021		2020
Assets
Cash and cash equivalents		$530		$431
Trade receivables and other financial assets		2,015		1,661
Equity-accounted investments		979		971
Property, plant and equipment, at fair value		44,646		44,590
Goodwill		998		970
Deferred income tax and other assets		1,953		1,099
Total Assets		$51,121		$49,722

Liabilities
Corporate borrowings		$2,191		$2,135
Borrowings which have recourse only to assets they finance		17,186		15,947
Accounts payable and other liabilities		4,864		4,358
Deferred income tax liabilities		5,149		5,515

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$11,644		$11,100
General partnership interest in a holding subsidiary held by Brookfield	50		56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,439		2,721
BEPC exchangeable shares	2,159		2,408
Preferred equity	624		609
Perpetual subordinated notes	340		—
Preferred limited partners' equity	1,028		1,028
Limited partners' equity	3,447	21,731	3,845	21,767
Total Liabilities and Equity		$51,121		$49,722

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended June 30		For the six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Revenues	$1,019	$942	$2,039	$1,991
Other income	178	24	205	39
Direct operating costs	(307)	(310)	(698)	(636)
Management service costs	(72)	(46)	(153)	(86)
Interest expense	(246)	(261)	(479)	(500)
Share of earnings (losses) from equity-accounted investments	2	(1)	7	1
Foreign exchange and financial instrument gain (loss)	(47)	(46)	1	(26)
Depreciation	(379)	(324)	(747)	(661)
Other	(36)	(3)	(135)	(15)
Income tax recovery (expense)
Current	(22)	4	(38)	(16)
Deferred	20	11	53	(12)
Net income (loss)	$110	$(10)	$55	$79
Net loss attributable to preferred equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(173)	$(32)	(251)	(101)
Net loss attributable to Unitholders	(63)	(42)	$(196)	$(22)
Basic and diluted loss per LP unit	$(0.13)	$(0.11)	$(0.37)	$(0.10)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2021	2020	2021	2020
Operating activities
Net income (loss)	$110	$(10)	$55	$79
Adjustments for the following non-cash items:
Depreciation	379	324	747	661
Unrealized foreign exchange and financial instrument loss	58	45	31	25
Share of loss (earnings) from equity-accounted investments	(2)	1	(7)	(1)
Deferred income tax expense (recovery)	(20)	(11)	(53)	12
Other non-cash items	(134)	26	(120)	41
Net change in working capital and other	(391)	(1)	(302)	16
	—	374	351	833
Financing activities
Net corporate borrowings	—	250	—	250
Commercial paper and corporate credit facilities, net	—	(197)	(3)	(159)
Non-recourse borrowings, net	236	4	910	(7)
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	(19)	(59)	795	(50)
Issuance of perpetual subordinated notes	340	—	340	195
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(262)	(150)	(380)	(284)
To preferred shareholders & limited partners' unitholders	(21)	(18)	(42)	(36)
To unitholders of Brookfield Renewable or BRELP	(213)	(183)	(429)	(365)
Borrowings from related party, net	(25)	—	220	—
	36	(353)	1,411	(456)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	2	1	(1,426)	(105)
Investment in property, plant and equipment	(244)	(79)	(533)	(144)
Disposal of subsidiaries, associates and other securities, net	396	(67)	398	14
Restricted cash and other	(28)	64	(78)	14
	126	(81)	(1,639)	(221)
Foreign exchange gain (loss) on cash	5	4	(6)	(11)
Cash and cash equivalents
Increase (decrease)	167	(56)	117	145
Net change in cash classified within assets held for sale	5	(4)	(18)	(8)
Balance, beginning of period	358	549	431	352
Balance, end of period	$530	$489	$530	$489

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,450	3,476	3,580	3,580	$190	$217	$128	$165	$90	$137	$(16)	$7
Brazil	1,112	924	998	998	45	39	33	35	31	29	4	9
Colombia	972	532	887	870	51	45	42	25	33	19	20	11
	4,534	4,932	5,465	5,448	286	301	203	225	154	185	8	27
Wind
North America	1,061	765	1,446	938	86	56	79	45	54	31	(32)	(7)
Europe	228	140	272	175	29	15	67	13	63	11	31	(9)
Brazil	141	142	168	168	7	7	6	6	4	5	—	—
Asia	129	110	117	118	9	7	6	6	4	4	1	2
	1,559	1,157	2,003	1,399	131	85	158	70	125	51	—	(14)
Solar	538	285	620	366	102	44	81	45	53	29	13	(10)
Energy transition(1)	382	178	268	96	78	36	58	34	44	27	10	10
Corporate	—	—	—	—	—	—	10	22	(108)	(60)	(94)	(55)
Total	7,013	6,552	8,356	7,309	$597	$466	$510	$396	$268	$232	$(63)	$(42)

(1) Actual generation includes 123 GWh (2020: 86 GWh) from facilities that do not have a corresponding LTA.

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	5,578	7,198	6,813	6,813	$395	$482	$269	$362	$194	$292	$(12)	$82
Brazil	2,264	2,151	1,986	1,986	97	100	81	82	70	70	27	34
Colombia	1,805	1,241	1,693	1,668	106	105	77	61	60	44	42	34
	9,647	10,590	10,492	10,467	598	687	427	505	324	406	57	150
Wind
North America	2,168	1,596	2,881	1,882	208	116	160	93	116	61	(56)	(17)
Europe	599	360	652	428	72	37	134	26	123	21	41	(20)
Brazil	267	212	294	294	14	11	10	9	6	6	(2)	(4)
Asia	241	200	217	218	16	13	12	11	8	7	2	1
	3,275	2,368	4,044	2,822	310	177	316	139	253	95	(15)	(40)
Solar	865	468	984	580	179	78	140	69	83	37	(9)	(24)
Energy transition(1)	601	290	438	157	148	69	104	55	77	44	17	19
Corporate	—	—	—	—	—	—	12	19	(227)	(133)	(246)	(127)
Total	14,388	13,716	15,958	14,026	$1,235	$1,011	$999	$787	$510	$449	$(196)	$(22)

(1) Actual generation includes 195 GWh (2020: 142 GWh) from facilities that do not have a corresponding LTA.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three and six months ended June 30:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2021	2020	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(35)	$(33)	$(101)	$(31)
General partnership interest in a holding subsidiary held by Brookfield	19	15	39	31
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	(24)	(71)	(22)
Class A shares of Brookfield Renewable Corporation	(22)	—	(63)	—
Net income (loss) attributable to Unitholders	$(63)	$(42)	$(196)	$(22)
Adjusted for proportionate share of:
Depreciation	246	160	483	330
Foreign exchange and financial instruments gain	67	36	67	35
Deferred income tax expense (recovery)	(24)	3	(59)	9
Other	42	75	215	97
Funds From Operations	$268	$232	$510	$449
Normalized long-term average generation adjustment	85	19	97	(6)
Normalized foreign currency adjustment	(13)	—	(10)	—
Normalized Funds From Operations	$340	$251	$597	$443
Normalized Funds From Operations Adjustments	(72)	(19)	(87)	6
Distributions attributable to:
Preferred limited partners' equity	15	14	29	26
Preferred equity	6	6	13	13
Perpetual subordinated notes	3	—	3	—
Current income taxes	8	(1)	14	8
Interest expense	138	105	277	218
Management service costs	72	40	153	73
Proportionate Adjusted EBITDA	510	396	999	787
Attributable to non-controlling interests	417	277	614	647
Consolidated Adjusted EBITDA	$927	$673	$1,613	$1,434

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to FFO per Unit for the three and six months ended June 30:

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Basic income (loss) per LP unit(1)	$(0.13)	$(0.11)	$(0.37)	$(0.10)
Depreciation	0.38	0.27	0.75	0.57
Foreign exchange and financial instruments loss (gain)	0.10	0.06	0.10	0.06
Deferred income tax recovery (expense)	(0.04)	0.01	(0.09)	0.02
Other	0.11	0.17	0.40	0.22
Funds From Operations per Unit(2)	$0.42	$0.40	$0.79	$0.77
Normalized long-term average generation adjustment	0.13	0.03	0.15	(0.01)
Normalized foreign exchange adjustment	(0.02)	—	(0.02)	—
Normalized Funds From Operations per Unit	$0.53	$0.43	$0.92	$0.76

1.	Average LP units outstanding for the three and six months ended June 30, 2021 were 274.9 million and 274.9 million, respectively (2020: 268.5 million and 268.5 million, respectively).
2.	Average Units for the three and six months ended June 30, 2021 were 645.6 million and 645.5 million, respectively (2020: 583.8 million and 583.7 million, respectively), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest.

BROOKFIELD RENEWABLE CORPORATION REPORTS
SECOND QUARTER 2021 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.30375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 29, 2021 to shareholders of record as at the close of business on August 31, 2021. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except, otherwise noted)	Three months ended June 30		Six months ended June 30
Unaudited	2021	2020	2021	2020

Proportionate Generation (GWh)	4,588	3,692	9,291	8,332
Net income (loss) attributable to the partnership	$611	$11	$602	$73
Funds From Operations (FFO)(1)	$139	$105	$265	$253

(1)   Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

BEPC reported FFO of $139 million for the three months ended June 30, 2021, compared to $105 million in the prior year. After deducting non-cash depreciation, our net income attributable to the partnership for the three months ended June 30, 2021 was $611 million.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	June 30		December 31
(MILLIONS)		2021		2020
Assets
Cash and cash equivalents		$396		$355
Trade receivables and other financial assets		1,659		1,297
Equity-accounted investments		374		372
Property, plant and equipment, at fair value		34,248		36,097
Goodwill		896		970
Deferred income tax and other assets		1,232		382
Total Assets		$38,805		$39,473

Liabilities and Equity
Borrowings which have recourse only to assets they finance		$12,908		$12,822
Accounts payable and other liabilities		3,825		3,296
Deferred income tax liabilities		3,986		4,200

BEPC exchangeable and class B shares		6,642		7,430

Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,627		$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	258		258
The partnership	1,559	11,444	1,177	11,725
Total Liabilities and Equity		$38,805		$39,473

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020

Revenues	$817	$764	$1,656	$1,617
Other income	5	14	19	24
Direct operating costs	(249)	(264)	(587)	(543)
Management service costs	(47)	(36)	(102)	(65)
Interest expense	(220)	(189)	(440)	(357)
Share of earnings (loss) from equity-accounted investments	(1)	—	1	1
Foreign exchange and financial instrument gain	(18)	(41)	16	(6)
Depreciation	(275)	(254)	(565)	(513)
Other	(31)	24	(177)	15
Remeasurement of BEPC exchangeable and class B shares	694	—	788	—
Income tax expense
Current	(18)	5	(31)	(14)
Deferred	2	(8)	19	(49)
Net income	$659	$15	$597	$110
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$46	$2	$(10)	$31
Participating non-controlling interests – in a holding subsidiary held by the partnership	2	2	5	6
The partnership	611	11	602	73
	$659	$15	$597	$110

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Operating activities
Net income (loss)	$659	$15	$597	$110
Adjustments for the following non-cash items:
Depreciation	275	254	565	513
Unrealized foreign exchange and financial instruments gain	20	40	3	5
Share of earnings from equity-accounted investments	1	—	(1)	(1)
Deferred income tax expense	(2)	8	(19)	49
Other non-cash items	5	(3)	55	(13)
Remeasurement of BEPC exchangeable and class B shares	(694)	—	(788)	—
Net change in working capital	(369)	49	(225)	67
	(105)	363	187	730
Financing activities
Non-recourse borrowings, net	450	(51)	449	77
Capital contributions from participating non-controlling interests	11	7	38	12
Capital contributions from the Partnership	—	50	—	100
Distributions paid and return of capital:
To participating non-controlling interests	(154)	(147)	(290)	(286)
To the Partnership	—	(136)	—	(236)
Borrowings from related party, net	115	(29)	168	(58)
	422	(306)	365	(391)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(12)	—	(12)	(105)
Investment in property, plant and equipment	(166)	(74)	(405)	(107)
Disposal of subsidiaries, associates and other securities, net	—	11	—	11
Investment in financial assets and other	(34)	4	(72)	(26)
	(212)	(59)	(489)	(227)
Foreign exchange gain (loss) on cash	4	2	(6)	(10)
Cash and cash equivalents
Increase (decrease)	109	—	57	102
Net change in cash classified within assets held for sale	(11)	—	(16)	—
Balance, beginning of period	298	406	355	304
Balance, end of period	$396	$406	$396	$406

The following table reconciles net income (loss) attributable to Brookfield Renewable to Funds From Operations for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Net income (loss) attributable to the partnership	$611	$11	$602	$73
Adjusted for proportionate share of:
Depreciation	122	70	248	145
Other	48	24	99	35
Dividends on BEPC class A exchangeable shares	52	—	104	—
Remeasurement of BEPC exchangeable and class B shares	(694)	—	(788)	—
Funds From Operations	$139	$105	$265	$253

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends, or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward -looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward -looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward -looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO, FFO per Unit and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of FFO, FFO per Unit and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” in our interim report for the period ended June 30, 2021. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.